NEWS RELEASE

COMPANY CONTACT:
Barry Regenstein, President
Command Security Corporation
845-454-3703

COMMAND SECURITY CORPORATION REPORTS
RESULTS FOR SECOND QUARTER OF FISCAL 2012

Operating and Net Income Increased 23% and 11%
Compared to the Same Quarter of the Prior Year

Lagrangeville, New York***November 10, 2011***Command Security Corporation (NYSE Amex: MOC) announced today its financial results for its second fiscal quarter of 2012 ended September 30, 2011.

For the three months ended September 30, 2011, revenues decreased 2.3% to $36,108,610, compared with revenues of $36,944,398 in the same period of the prior year.  Operating income for the three months ended September 30, 2011 increased 23.3% to $1,185,301, compared with $961,206 in the same period of the prior year.  Net income increased 11.3% to $520,463, or $0.05 per basic and diluted share, compared with $467,785, or $0.04 per basic and diluted share in the same period of the prior year.

For the six months ended September 30, 2011, revenues decreased 3.1% to $70,894,213, compared with revenues of $73,180,566 in the same period of the prior year.  Operating income for the six months ended September 30, 2011 decreased 11.5% to $1,662,162, compared with $1,878,915 in the same period of the prior year.  Net income decreased 19.9% to $729,183, or $0.07 per basic and diluted share, compared with $909,960, or $0.08 per basic and diluted share in the same period of the prior year.

The decrease in revenues for the six months ended September 30, 2011, compared with the corresponding period of the prior year was due primarily to the following events:

•	The previously reported loss of a major domestic carrier’s aviation services business at six domestic airport locations during the latter half of fiscal 2011;

•	The loss of security services contracts for a technology company, a semiconductor equipment manufacturer’s facility and a company that provides distribution services to a grocery retailer; and

•	Reductions in security services hours associated with a large banking and financial services organization.

The decrease in revenues was partially offset by the following events:

•	Increased revenues associated with an expansion of services provided under a contract with a major transportation company;

•	A new aviation services contract with a municipal airport authority; and

•	Expansion of services to new and existing security and aviation customers.

The increase in operating and net income for the three months ended September 30, 2011, compared with the corresponding period of the prior year, was due primarily to lower executive salaries resulting mainly from reorganizing our regional and local branch management in conjunction with cost reduction opportunities that were identified and implemented during the latter part of our first quarter of fiscal 2012.  The effective tax rate was 53.4 percent, compared to 46.4 percent in the prior year period due primarily to the loss of deferred tax assets resulting from the cancellation of stock options previously held by former employees and directors.

The decrease in operating and net income for the six months ended September 30, 2011, compared with the corresponding period of the prior year, was due primarily to the events described above.  The decrease in operating and net income was partially offset by lower costs associated with our workers’ compensation insurance program and by lower executive salaries resulting mainly from reorganizing our regional and local branch management in conjunction with cost reduction opportunities as noted above.  The effective tax rate was 52.2 percent, compared to 46.5 percent in the prior year period due primarily to the loss of deferred tax assets as discussed above.

Barry I Regenstein, President of Command Security, stated, “We are very pleased, that despite the impact of challenging conditions on revenue, we have been able to improve the profitability of our company as a result of our success in obtaining new high-quality business, combined with our ongoing cost reduction initiatives.  Our efforts to drive improvement in our business are reflected in our operating results, specifically the increase in operating margin in our second fiscal quarter.  Our focused business initiatives together with our recently announced amendment to and extension of our revolving credit facility with Wells Fargo Bank, has enabled us to continue to strengthen our balance sheet, and positions us well to successfully navigate the challenging environment impacting our customers and our company.”

About Command Security Corporation

Command Security Corporation provides uniformed security officers, aviation security services and support security services to commercial, financial, industrial, aviation and governmental customers throughout the United States.  We safeguard against theft, fraud, fire, intrusion, vandalism and the many other threats that our customers are facing today.  By partnering with each customer, we design programs customized to meet their specific security needs and address their particular concerns.  We bring years of expertise, including sophisticated systems for hiring, training, supervision and oversight, backed by cutting-edge technology, to every situation that our customers face involving security.  Our mission is to enable our customers to operate their businesses without disruption or loss, and to create safe environments for their employees.  For more information concerning our company, please refer to our website at www.commandsecurity.com.

Forward-Looking Statements

This announcement by Command Security Corporation (referred to herein as the “Company”) contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and within the meaning of the Private Securities Litigation Reform Act of 1995 about the Company that are based on management’s assumptions, expectations and projections about the Company.  Such forward-looking statements by their nature involve a degree of risk and uncertainty.  The Company cautions that actual results of the Company could differ materially from those projected in the forward-looking statements as a result of various factors, including but not limited to the factors described under the heading “Risk Factors” in the Company’s most recent Annual Report on Form 10-K for the fiscal year ended March 31, 2011, filed with the Securities and Exchange Commission, and such other risks disclosed from time to time in the Company’s periodic and other reports filed with the Securities and Exchange Commission.  You should consider the areas of risk described above in connection with any forward-looking statements that may be made by the Company.  The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.  You are advised, however, to consult any additional disclosures the Company makes in proxy statements, quarterly reports on Form 10-Q, annual reports on Form 10-K and current reports on Form 8-K filed with the Securities and Exchange Commission, which are publicly available at the Securities and Exchange Commission’s website at www.sec.gov/edgar.shtml.

COMMAND SECURITY CORPORATION

	Three Months Ended September 30, (Unaudited)		Six Months Ended September 30, (Unaudited)
	2011	2010	2011	2010
Revenues	$36,108,610	$36,944,398	$70,894,213	$73,180,566
Operating income	1,185,301	961,206	1,662,162	1,878,915
Other expense	69,838	88,421	137,979	178,955
Provision for income taxes	595,000	405,000	795,000	790,000
Net income	$520,463	$467,785	$729,183	$909,960
Net income per common share
Basic	$0.05	$0.04	$0.07	$0.08
Diluted	$0.05	$0.04	$0.07	$0.08

Weighted average number of common shares outstanding
Basic	10,878,098	10,872,098	10,878,098	10,872,098
Diluted	10,963,892	11,099,174	10,973,693	11,126,805

Balance Sheet Highlights	September 30, 2011	March 31, 2011
	(Unaudited)	(Audited)

Cash	$936,075	$3,463,461
Accounts receivable	22,713,796	21,712,418
Total current assets	25,692,433	30,034,507
Total assets	32,799,720	37,542,059
Total current liabilities	12,604,103	18,069,361
Short-term debt	6,000,000	9,531,292
Total liabilities	13,252,396	18,788,991
Stockholders’ equity	19,547,324	18,753,068
Total liabilities and stockholders’ equity	$32,799,720	$37,542,059